Mail Stop 4561

October 30, 2008

<u>VIA U.S. MAIL AND FAX 615-269-8461</u>

Scott W. Holmes
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN 37203

   Re: Healthcare Realty Trust Incorporated
      Form 10-K for Fiscal Year Ended
      December 31, 2007
      Filed February 25, 2008
      File No. 001-11852

Dear Mr. Holmes:

   We have reviewed your response letter dated October 21, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 5

1.	We note your response to our prior comment one. We believe you need to explain why net income should be adjusted for certain items. Please tell us and disclose in future filings why you have adjusted net income for gains on sales of real estate properties and real estate depreciation and amortization.

Financial Statements

Statements of Income, page 28

2.	We note your response to our prior comment two. We believe interest expense should be presented in accordance with Rule 5-03.8 of Regulation S-X. Please revise your presentation in future filings.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Accounting for Acquisitions of Real Estate Properties with In-Place Leases, page 33

3.	We note your response to our prior comment three. To the extent these avoided tenant improvement costs are assets of the tenant, please tell us if you have factored these lease incentives within your valuation of below-market in-place lease intangibles and amortized this item to rental income. Additionally, please confirm that the value of all tenant improvement tangible assets that the company obtain upon purchase were included in the cost of the building.

* * * *

Scott W. Holmes
Healthcare Realty Trust Incorporated
October 30, 2008
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief